EXHIBIT 99.1

TOP Ships Inc. Announces Chartering Developments for 3 Suezmax Vessels

ATHENS, Greece, Feb. 22, 2022 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that it has agreed to the following:

M/T ECO BEL AIR and M/T ECO BEVERLY HILLS

Upon completion of their current charters with BP, during the 1st and 2nd quarter of the year, the vessels will enter into time charter employment with a major oil trader for a minimum period of 20 months and a maximum period of 26 months, at charterer’s option. Charterers also have the option to further extend the time charter until December 1, 2025 for M/T Eco Beverly Hills and December 10, 2025 for M/T Eco Bel Air. The daily rate for the entire period for both vessels is $24,000.

M/T ECO OCEANO CA

To amend a previously-agreed time charter with an affiliate of its CEO which shall commence upon delivery of M/T Eco Oceano from Hyundai Samho shipyard, expected during the 1st quarter of the year. According to the amendment, the firm period of the time charter employment is increased from 5 years to 15 years and the daily rate is reduced from $32,450 to $24,500. The amendment was approved by a special committee composed of independent members of the Company's board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion from an independent financial advisor.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org